Filed by Hewlett-Packard Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Compaq Computer Corporation
Commission File No.: 333-73454

This filing relates to a planned merger (the “Merger”) between Hewlett-Packard Company (“HP”) and Compaq Computer Corporation (“Compaq”) pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the “Merger Agreement”), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a letter sent by HP to HP shareowners.

March 6, 2002

Dear HP Shareowner:

We are writing to let you know that Institutional Shareholders Services (“ISS”), the nation’s leading independent proxy advisory firm, has recommended to its clients that they vote “FOR” HP’s merger with Compaq.

ISS RECOMMENDS SHAREOWNERS VOTE “FOR” THE MERGER

ISS, whose voting analyses and recommendations are relied upon by hundreds of major institutional investment firms, mutual funds and fiduciaries throughout the United States, has issued its recommendation on the HP/Compaq merger. ISS has recommended that HP shareowners:

•	Vote “FOR” the merger on HP’s WHITE proxy card, and

•	Discard Walter Hewlett’s green proxy card.

We are extremely gratified that ISS — a truly independent expert — has recognized the financial and strategic benefits the merger offers HP shareowners. ISS conducted an objective and thorough analysis of the merger over a period of many months.

In announcing ISS’s decision, Pat McGurn, Director of Corporate Programs at ISS, said:

“We believe the Compaq merger provides an excellent means of maximizing shareholder value, over the long run, by exploiting all of HP’s assets.”

“We really believe this is a deal that’s going to work… we think this is a winner.”

In its carefully researched 25-page written report, ISS stated:

“Based on our assessment of the strategic and financial prospects of the combined company and our analysis of the integration plan and other procedural aspects for the merger, we recommend that shareholders vote for the HP-Compaq combination.” (page 22)

“HP and Compaq also appear to have done pioneering work in thinking about and planning the ‘cultural integration’ of the two companies… It is hard to remain unimpressed in the face of such enthusiastic attention paid to the integration effort. Half a million manhours of work have thus far been devoted to integration planning, which surely makes the HP-Compaq [merger] one of the most exhaustively planned combinations ever. ” (page 17)

“... it appears that management has done everything it can to maximize the chance that integration will be a success. Indeed, even Mr. Platt and his colleagues at the Packard Foundation admitted that management’s integration plan is ‘good’ and ‘better than anything’ they’ve seen.” (page 17)

ISS concluded that management offers a reasonable prediction about what the future may hold and stated it believes that “the cost synergies projected by management are achievable (we are joined in this view by most analysts and even opponents of the merger).”

A VOTE “FOR” THE MERGER IS A VOTE “FOR”
GREATER SHAREOWNER VALUE

We believe that ISS’s conclusions confirm our long-held conviction that the merger offers the best value to HP shareowners. In one step, the merger catapults HP into a market-leading position in key high-growth, high-margin segments of the $800 billion information technology industry. That means more growth, more revenues, more profits and, most importantly, more value to shareowners.

By combining HP and Compaq, two companies with leading positions in similar businesses, we can reduce annual costs by $2.5 billion, which has a net present value of $5 to $9 per HP share.*

THE TIME TO ACT IS NOW

Time is short, and in order to be sure your vote counts you need to act now. Please sign, date and return the enclosed WHITE proxy card or voting instruction form today. A pre-addressed, postage-paid envelope is enclosed for your convenience.

*	Based on the assumptions described in our proxy statement/prospectus.

If you previously voted against the merger, either on Walter Hewlett’s green card or HP’s WHITE card, you can easily change your vote. You may revoke your prior vote by signing, dating and returning your WHITE card. Only your latest dated proxy card or voting instruction form counts.

If you have any questions or need assistance voting your shares, please call Innisfree M&A Incorporated, toll-free at (877) 750-5836, or Georgeson Shareholder, toll-free at (888) 921-5724. For more information about the merger, visit www.VotetheHPway.com.

Once again, we appreciate your continued support.

Carleton S. Fiorina
Chairman of the Board & Chief Executive Officer

If you have questions or need assistance voting your shares FOR the HP/Compaq merger, please call INNISFREE M&A INCORPORATED toll-free at (877) 750-5836 or GEORGESON SHAREHOLDER toll-free at (888) 921-5724. Additional information about the HP/Compaq merger is available at www.VotetheHPway.com.

Permission to use quotes in this letter was neither sought nor obtained.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP’s Securities and Exchange Commission reports, including but not limited to HP’s annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP’s registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.